UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 333-17007

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

Explanatory Note:

We are filing this Form 11-K/A, Amendment No. 1 to Form 11-K ("Amendment No. 1"), solely to correct the inadvertent omission of the signatures to this annual report that are required by Form 11-K. The insertion of the required signatures pursuant to this Amendment No. 1 is the only change being made to the originally-filed Form 11-K for the fiscal year ended December 31, 2011. Manual signatures have been maintained in company files since the date of filing.

Financial Statements and Supplemental Schedule Farm Bureau 401(k) Savings Plan Years Ended December 31, 2011 and 2010 With Report of Independent Registered Public Accounting Firm

Farm Bureau 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors
FBL Financial Group, Inc.
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

June 21, 2012
Des Moines, Iowa

Farm Bureau 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments at fair value:
Mutual funds	$94,632,284	$93,908,738
Common collective trust	9,470,986	10,038,792
Pooled investment trust	29,180,787	27,781,294
Group flexible premium deferred annuity	32,030,419	25,056,133
Total investments	165,314,476	156,784,957

Receivables:
Employer	120,211	107,132
Participants	9,108	1,480
Notes receivable from participants	4,107,397	3,726,935
Accrued investment income	147,259	397,259
Total receivables	4,383,975	4,232,806

Total assets	169,698,451	161,017,763

Liabilities
Amounts payable for pending investment trades	—	155
Net assets available for benefits	$169,698,451	$161,017,608

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2011	2010
Additions:
Investment income:
Interest	$1,059,281	$989,950
Dividends	1,787,832	2,073,131
Net unrealized and realized gains on investments	569,368	22,677,533
	3,416,481	25,740,614

Interest income on notes receivable from participants	143,732	152,632

Contributions:
Employees	10,020,999	9,504,288
Employer	4,566,756	4,424,083
Rollovers from other plans	469,404	466,726
Total additions	18,617,372	40,288,343

Deductions:
Benefits paid to participants	9,916,076	11,696,622
Administrative expenses	20,453	29,085
Total deductions	9,936,529	11,725,707
Net additions	8,680,843	28,562,636

Net assets available for benefits at beginning of year	161,017,608	132,454,972
Net assets available for benefits at end of year	$169,698,451	$161,017,608

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, FBL Financial Group, Inc., Farm Bureau Property & Casualty Insurance Company, the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies). Participants may contribute a portion of their compensation, pretax, to the Plan. The maximum amount contributed is determined by each participating company, currently set at 50% for all of the Companies, and additional limits are imposed by the Internal Revenue Service (IRS). Certain participating companies match employee contributions up to 5% of eligible compensation. Certain participating companies make non-elective contributions from 5% to 15% of eligible compensation. All employee contributions are immediately vested. Employer contributions vesting and eligibility requirements vary by Company. See plan description for specific details.

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Loan terms cannot exceed a 5-year repayment period. A participant may not have more than three loans outstanding at any point in time. A one-time set up fee of $50 is charged for each loan requested. The loans bear a commercially reasonable rate of interest, which the Employer has determined to be the prime rate as determined by the Plan's trustee or affiliate. Principal and interest is paid ratably through payroll deductions. At employment termination, the loan would be fully due and payable within 90 days unless a distribution is taken within 90 days (in which case it is offset from the distribution). If the loan is not repaid, the loan will be treated as a distribution subject to taxation and the 10% federal excise tax penalty applying to those individuals under age 55. In the event of loan default, the plan participant is given 90 days to reinstate the payment schedule. This 90-day grace period shall not extend beyond the original maturity date of the loan. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.

On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. In the event the participant's vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant's balance is $1,000 or less, then the amount will be distributed directly to the participant. If such an election is not made by the participant and the participant's balance is greater than $1,000 but does not exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Wells Fargo Bank N.A. is the Plan's trustee and provides record keeping services to the Plan.
Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The foregoing description of the Plan provides only general information. A more complete description of the Plan's provisions may be obtained from the plan administrator.

2. Significant Accounting Policies

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Notes 3 and 4 for further discussion of Plan investments and fair value methodologies. Investment income is recorded when earned.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

Payment of Benefits
Benefits are recorded when paid.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments
Contributions are invested in unaffiliated mutual funds, a group flexible premium deferred annuity sponsored by or offered by the Companies, and a pooled investment trust which invests primarily in the common stock of FBL Financial Group, Inc. All investments are considered participant directed, as participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed.
Participants electing to have contributions deposited into the group flexible premium deferred annuity receive interest at a rate determined by management of Farm Bureau Life Insurance Company, with a guaranteed minimum rate of 3%. These rates vary based upon the investment experience of the general account of Farm Bureau Life Insurance Company. The average yield earned by the group flexible premium deferred annuity was 3.66% during 2011 and 3.90% during 2010. The average yield credited to participants with investments in this contract was 3.66% during 2011 and 3.94% during 2010.
Effective July 15, 2011, the portfolios of the EquiTrust Series Fund, Inc. merged with and into comparable mutual funds managed by Federated Investors, Inc.. On that date, the assets of each portfolio of the EquiTrust Series Fund, Inc. were transferred to a comparable mutual funds managed by Federated Investors, Inc.and each portfolio of the EquiTrust Series Fund, Inc. ceased to exist. The assets of the EquiTrust Series Fund, Inc. portfolios were transferred as follows: (a) from the Value Growth and Blue Chip Portfolios to the Federated Capital Appreciation Fund; (b) from the Strategic Yield Portfolio to the Federated Bond Fund; (c) High Grade Bond Portfolio to the Federated Total Return Bond Fund; (d) from the Managed Portfolio to the Federated Asset Allocation Fund; and (e) from the Money Market Portfolio to the Federated Liberty U.S. Government Money Market Trust.

During 2011 and 2010, the Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2011	2010

Mutual funds	$(4,028,737)	$10,025,199
Common collective trust	(314,985)	1,998,162
Pooled investment trust	4,913,090	10,654,172
	$569,368	$22,677,533

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)
The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31
	2011	2010
Group flexible premium deferred annuity	$32,030,419	$25,056,133
FBL Financial Group, Inc. common stock*	29,180,787	27,781,294
Federated Capital Appreciation Inst. (a)	15,265,954	15,959,025
Wells Fargo S&P MidCap Index N	9,470,986	10,038,792
MainStay Large Cap Growth I (c)	8,965,482	—
American Century Small Cap Value I	8,617,748	9,356,166
American Funds Euro Pacific Growth	(b)	9,930,895
American Funds Growth Fund of America	(b)	9,654,763
*The FBL Financial Group, Inc. common stock is owned indirectly through an investment in a pooled investment trust.

a.	Formerly known as EquiTrust Series Fund, Inc., Value Growth Portfolio and EquiTrust Series Fund, Inc., Blue Chip Portfolio.

b.	Investment is less than 5%.

c.	Investment added to plan in 2011.

4. Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.

Level 3:	Fair values are based on significant unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.
Mutual funds: Valued at quoted prices in an active market which represent NAV of shares held by the plan.
Common collective trust: Valued based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
Pooled investment trust: Value based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund.
Group flexible premium deferred annuity: This is considered a fully benefit-responsive contract and is carried at fair value. The contract value of this contract is equivalent to its fair market value as the interest-crediting rate is periodically reset to market at the discretion of the issuer, thus no adjustment required.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$55,399,797	$—	$—	$55,399,797
International equity funds	10,340,229	—	—	10,340,229
Fixed income funds	12,656,689	—	—	12,656,689
Target date retirement funds	12,439,449	—	—	12,439,449
U.S. real estate fund	1,765,357	—	—	1,765,357
Principal preservation	2,030,763	—	—	2,030,763
Total mutual funds	94,632,284	—	—	94,632,284

Common collective trust (a)	—	9,470,986	—	9,470,986
Pooled investment trust	—	29,180,787	—	29,180,787
Group flexible premium deferred annuity	—	—	32,030,419	32,030,419
Total assets at fair value	$94,632,284	$38,651,773	$32,030,419	$165,314,476

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$34,750,503	$23,011,045	$—	$57,761,548
International equity funds	12,431,414	—	—	12,431,414
Fixed income funds	—	11,002,588	—	11,002,588
Target date retirement funds	10,660,113	—	—	10,660,113
U.S. real estate fund	1,423,422	—	—	1,423,422
Principal preservation	629,653	—	—	629,653
Total mutual funds	59,895,105	34,013,633	—	93,908,738

Common collective trust (a)	—	10,038,792	—	10,038,792
Pooled investment trust	—	27,781,294	—	27,781,294
Group flexible premium deferred annuity	—	—	25,056,133	25,056,133
Total assets at fair value	$59,895,105	$71,833,719	$25,056,133	$156,784,957

a.
Common collective funds are unregistered bank investment products that commingle the assets of multiple fiduciary clients to invest in a diversified portfolio of stocks, bonds, or other securities. Collective funds are available only to retirement, pension, profit sharing, stock bonus and certain other employee benefits trusts, which are exempt from Federal income tax, and for which Wells Fargo acts as a fiduciary. They are primarily regulated by the Office of the Comptroller of the Currency (OCC). This category includes a fund designed to provide collective investment and reinvestment in common stocks in substantially the same percentages as the S&P MidCap 400 Index with the objective of approximating before fees and expenses the total return of the S&P MidCap 400 Index. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2011 and 2010.

	Group Flexible Premium Deferred Annuity
	Year Ended December 31,
	2011	2010

Balance, beginning of year	$25,056,133	$21,555,170
Purchases	21,074,027	10,809,209
Sales	(14,099,741)	(7,308,246)
Balance, end of year	$32,030,419	$25,056,133

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan had recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Administrative and Operating Expenses

The Companies pay substantially all administrative and operating expenses of the Plan.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

E.I.N. 42-0331840 Plan #004

December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

	Mutual funds, at fair value:
American Century Investments	American Century Small Cap Value I		$8,617,748
American Funds	American Funds EuroPacific R6		8,186,963
Federated Funds	Federated Asset Allocation Inst.		6,661,892
Federated Funds	Federated Bond Inst.		5,134,668
Federated Funds	Federated Capital Appreciation Inst.		15,265,954
Federated Funds	Federated Total Return Bond Inst.		7,522,021
Loomis Sayles	Loomis Sayles Small Cap Growth Inst.		7,004,910
MainStay	MainStay Large Cap Growth I		8,965,482
MFS	MFS Value R4		5,469,147
T. Rowe Price	T. Rowe Price Emerging Markets Stock		2,153,266
Vanguard	Vanguard 500 Index Sig		3,414,664
Vanguard	Vanguard REIT Index Signal		1,765,357
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target Today I		343,490
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2010 I		1,153,899
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2020 I		3,588,554
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2030 I		3,086,925
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2040 I		2,649,836
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. DJ Target 2050 I		1,616,745
Wells Fargo Bank, N.A. (2)	Wells Fargo Adv. Treasury Plus Money Market I		2,030,763
			94,632,284
	Common collective and Pooled investment trusts, at fair value:
Wells Fargo Bank, N.A. (2)	Wells Fargo S&P MidCap Index N		9,470,986
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc., common stock		29,180,787
			38,651,773
Farm Bureau Life Insurance Company (2)	Group flexible premium deferred annuity, at fair value		32,030,419
			165,314,476
Loans to participants	Varying maturity dates with interest rates ranging from 3.25% - 8.25%, due through December 2016		4,107,397
Total investments and loans to participants			$169,421,873

(1)	Cost information is only required for non-participant-directed investments.

(2)	The issuer is considered a party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2012

FARM BUREAU 401(k) SAVINGS PLAN

By:    Iowa Farm Bureau Federation
(Administrator of the Plan)

By:     /s/Craig D. Hill
Craig D. Hill
President

By:    /s/Dennis J. Presnall
Dennis J. Presnall
Secretary and Treasurer

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Amendment No. 1 to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 23, 2012

FARM BUREAU 401(k) SAVINGS PLAN

By:    Iowa Farm Bureau Federation
(Administrator of the Plan)

By:     /s/ Craig D. Hill
Craig D. Hill
President

By:    /s/ Dennis J. Presnall
Dennis J. Presnall
Secretary and Treasurer